Example Template : 77O



DEUTSCHE EMERGING MARKETS EQUITY FUND


N-Sar May 1, 2014 - October 31, 2014

Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Alibaba Group Holding	01609W102	9/18/2014
	$68.00	$21,127,000,000	4,166	0.03%
	DB, GS, HSBC, CITI, JPM, MS, RBC, CS	CS